UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024, OR
¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ to _________

Registration number: 33-50273

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees’ Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

Date:   May 30, 2025

By: _/s/ Kyle Scheidler
      Kyle Scheidler
      Senior Director

EXHIBIT INDEX

23	Consent of Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees' Savings Plan

Plan #002
EIN# 66-0676831

Financial Statements as of and for the
Years Ended December 31, 2024 and 2023,
Supplemental Schedules as of and for the Year Ended December 31, 2024,
and Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2024 and 2023	3

Notes to Financial Statements as of and for the Years Ended December 31, 2024 and 2023	4-9

SUPPLEMENTAL SCHEDULES -	10

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2024	11

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2024	12

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Procter & Gamble U.S. Business Services Company:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the "Plan") as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
 /s/ DELOITTE & TOUCHE LLP
Cincinnati, Ohio
May 30, 2025
We have served as the auditor of the Plan since 1993.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023

	2024	2023

ASSETS:
Investments — at fair value:
Cash	$ 8,723	$ 3,579
The Procter & Gamble Company common stock	20,893,884	20,150,569
The J.M. Smucker Company common stock	47,021	56,997
Common collective trust fund	41,442	38,688
Mutual funds	33,159,743	29,848,244

Total Investments	54,150,813	50,098,077

Receivables -
Other	26,068	18,349

Total Receivables	26,068	18,349

Total Assets	54,176,881	50,116,426

LIABILITY — Excess contributions payable	-	11,274

NET ASSETS AVAILABLE FOR BENEFITS	$ 54,176,881	$ 50,105,152

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

CONTRIBUTIONS:
Participant contributions	$ 306,528	$ 274,786
Employer contributions	74,200	67,479

Total Contributions	380,728	342,265

INVESTMENT INCOME:
Net appreciation in fair value of investments	6,790,223	3,432,364
Dividends and interest	1,221,541	1,224,006

NET INVESTMENT INCOME	8,011,764	4,656,370

DEDUCTIONS:
Benefits paid to participants	4,287,023	4,724,129
Administrative expenses	33,740	33,874

Total Deductions	4,320,763	4,758,003

NET INCREASE IN NET ASSETS	4,071,729	240,632

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	50,105,152	49,864,520

End of year	$ 54,176,881	$ 50,105,152

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.	DESCRIPTION OF THE PLAN
The following description of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering all eligible employees of Procter & Gamble Commercial, LLC (the “Plan Sponsor”), a subsidiary of The Procter & Gamble Company (P&G). In order to be eligible to participate in the Plan, employees must be residents of Puerto Rico and have completed one year of service. The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Northern Trust Company serves as the custodian of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — Each year, participants may contribute up to 10% of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor contributes 40% of the first 5% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain limitations. Participant and Plan Sponsor contributions are recorded when withheld.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Plan Sponsor contributions, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan Sponsor contributions are automatically invested in The Procter & Gamble Company common stock (“P&G common stock”). The Plan currently offers seven mutual funds (including a money market mutual fund) as investment options for participants.
Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. The Plan Sponsor contributions plus actual earnings thereon are 100% vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability or death while employed by the Plan Sponsor.
Payment of Benefits — On termination of service, death, or disability, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or as P&G common stock, with any fractional share of stock paid in cash. Participants are also eligible to make hardship withdrawals in the event of certain financial hardships.

Notes Receivable from Participants — Loans to participants are not permitted under the Plan.

Forfeited Accounts — At December 31, 2024 and 2023, forfeited non-vested accounts totaled $791 and $748, respectively. These accounts can be used to reduce future Plan Sponsor contributions. During the year ended December 31, 2024 and 2023, no forfeited non-vested account monies were used.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentrations of Investments - Included in investments at December 31, 2024 and 2023, are shares of P&G common stock of $20,893,884 and $20,150,569, respectively. This investment represents 38.6% percent and 40.2% percent of total investments at December 31, 2024 and 2023, respectively. A significant decline in the market value of P&G’s stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned daily and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Puerto Rican Internal Revenue Code (the “PRIRC”) limits. There were no excess contributions payable at December 31, 2024. Excess contributions payable to the participants were $11,274 at December 31, 2023.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There are no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2024 or 2023.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.
3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this plan. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Cash — Held primarily in short-duration, highly liquid securities, which are valued at cost plus accrued interest.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2024 and 2023, there were no transfers between levels.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits.
Common Collective Trust Fund - As permitted by accounting principles generally accepted in the United States of America, the Plan uses NAV as a practical expedient to determine the fair value of the common collective trust fund. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Redemption for the common collective trust is permitted daily with no other restrictions or notice periods and there are no unfunded commitments. In accordance with GAAP, the common collective trust fund measured at NAV has not been classified in the fair value hierarchy. The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023:
Fair Value Measurements
	2024	2023

Cash - Level 1	$ 8,723	$ 3,579
Common stock - Level 1	20,940,905	20,207,566
Mutual funds - Level 1	33,159,743	29,848,244
Sub-Total - Level 1	54,109,371	50,059,389
Investments measured at NAV - Common collective trust fund	41,442	38,688
Total	$ 54,150,813	$ 50,098,077

4.	NON-PARTICIPANT DIRECTED INVESTMENT
Company common stock is considered to be non-participant directed under the guidance of ASC 962-325, Plan Accounting - Defined Contribution Pension Plans – Investments - Other.
	2024	2023

Net assets — The Procter & Gamble Company
common stock	$ 20,893,884	$ 20,150,569

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment (P&G common stock) as of December 31, 2024 and 2023, and for the years then ended, is as follows:
	2024	2023

Changes in net assets:
Contributions	$ 78,439	$ 81,144
Net appreciation/(depreciation) in fair value of investments	2,819,639	(660,284)
Dividends	515,430	531,666
Benefits paid to participants	(2,175,350)	(1,535,507)
Net transfers to participant-directed investments	(482,008)	15,840
Management fees	(12,835)	(14,933)

Net change	743,315	(1,582,074)

The Procter & Gamble Company common stock — beginning
of year	20,150,569	21,732,643

The Procter & Gamble Company common stock — end of
year	$ 20,893,884	$ 20,150,569

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are funds managed by Banco Popular de Puerto Rico and Northern Trust Company, including an interest-bearing deposit account. Transactions with the recordkeeper, trustee, and custodian qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.
The Plan held shares of the P&G common stock and recorded dividend income on the shares for the years ended December 31, 2024 and 2023, as follows:
	2024	2023
Common stock:
Shares	124,628	137,509
Cost	$ 9,294,026	$ 9,903,116
Dividend income	$ 515,430	$ 531,666

During the years ended December 31, 2024 and 2023, the Plan’s investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $2,819,639 and depreciated by $660,284, respectively.
6.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated participants would become 100% vested in their accounts.

7.	TAX STATUS
The Plan is exempt from Puerto Rico income taxes under the provisions of the PRIRC enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012. The Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code, but it is exempt from U.S. taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan Sponsor and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan’s financial statements.

* * * * * *

 SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024
EIN: 66-0676831
PLAN: 002

		Description of
	Identity of Issue	Investment	Cost	Fair Value

*	The Procter & Gamble Company	Common stock	$ 9,294,026	$ 20,893,884

	The J.M. Smucker Company	Common stock	**	47,021

	Vanguard FTSE All-World EX US Index Fund	Mutual fund	**	1,510,622

	Vanguard Balanced Index Fund	Mutual fund	**	5,004,794

	Vanguard Small Cap Index Fund	Mutual fund	**	5,302,069

	Vanguard Inflation Protected Securities Fund	Mutual fund	**	1,029,708

	Vanguard Total Bond Market Index Fund	Mutual fund	**	1,931,683

	Vanguard Treasury Money Market-Inst Fund	Mutual fund	**	5,106,343

	Vanguard Institutional Index Fund	Mutual fund	**	13,274,524

*	Northern Trust Short Term Investment Fund	Common Collective Trust	**	41,442

*	Banco Popular de P.R. (Time Deposit)	Time deposit open account bearing interest at a variable rate (3.784% at December 31, 2024)	**	8,723

	Total			$ 54,150,813

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.
	See accompanying Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL COMPANY
EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
EIN: 66-0676831
PLAN: 002

SINGLE TRANSACTIONS — None.

SERIES OF TRANSACTIONS
						Current
						Value of
						Asset on	Net
	Purchase		Sales		Cost of	Transaction	Gain
Description of Asset	Amount		Amount		Asset	Date	on Sale

The Procter & Gamble Company common stock	$ 596,645	(49)	-		$ 596,645	$ 596,645
The Procter & Gamble Company common stock	-		2,672,849	(42)	1,205,735	2,672,849	1,467,114

NOTES:
All transactions are related to Parties in Interest.
The number in parentheses represents the number of transactions in the series.
See accompanying Report of Independent Registered Public Accounting Firm